FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RELEVANT FACT

ENDESA, S.A.

INTENTION OF THE MEMBERS OF ENDESA’S BOARD OF DIRECTORS TO ACCEPT THE TENDER OFFER MADE BY ACCIONA, S.A. AND ENEL ENERGY EUROPE S.R.L.

Pursuant to the August 3, 2007 report of the Board of Directors of Endesa, S.A, regarding the joint tender offer by Acciona S.A. and Enel Energy Europe S.r.L, all members of the Board of Directors who, directly or indirectly, own Endesa shares indicated at the September 18, 2007 Board meeting that they intend to tender all of their Endesa shares pursuant to the offer.

Also in relation to the joint tender offer offer by Acciona S.A. and Enel Energy Europe S.r.L, on September 17, 2007 the board of directors of Caja de Ahorros y Monte de Piedad de Madrid unanimously adopted a resolution to tender its entire stake in Endesa pursuant to the offer.

The following table shows the number of Endesa shares that each member of the Board of Directors owns directly or indirectly, together with the direct or indirect percentage stake that each such holding represents:

Members of the Board of Directors	Number of Shares	Direct and Indirect Stake (%)
Mr. Manuel Pizarro Moreno	100,004	0.00944
Mr. Rafael Miranda Robredo	7,585	0.00071
Mr. Miguel Blesa de la Parra	600	0.00005
Mr. Fernando d´Ornellas Silva	96	0.00000
Mr. Francisco de Borja Prado Eulate	--	--
Mr. Juan Ramón Quintas Seoane	1,525	0.00014
Mr. Francisco Javier Ramos Gascón	9,771	0.00092
Mr. Alberto Recarte García-Andrade	21,350	0.00201
Mr. Juan Rosell Lastortras	10,005	0.00094
Mr. José Serna Masiá	17,496	0.00165

Madrid, September 18, 2007

Salvador Montejo Velilla
Secretary of the Company and of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: September 21, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations